UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D–9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

UNIOIL

(Name of Subject Company)

UNIOIL

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

904808 30 0

(CUSIP Number of Class of Securities)

Charles E. Ayers, Jr.

710 North Hamilton Street

Richmond, VA 23221-2035

(804) 358-4731

With a copy to:

Jack M. Merritts

Lathrop & Gage L.C.

370 17th Street, Suite 4650

Republic Plaza

Denver, CO 80202

(720) 931-3217

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

The name of the subject company is Unioil, a Nevada corporation (“Unioil” or the “Company”). The address of the principal executive offices of the Company is 3817 Carson Avenue, Evans, Colorado 80620. The telephone number of the Company at its principal executive offices is (970) 330-6300.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates is common stock, par value $0.01 per share, of Unioil (the “Shares”). As of October 31, 2006, 9,541,469 Shares were issued and outstanding.

Item 2. Identity and Background of Filing Person.

This Statement is being filed by the subject company, Unioil. The name, business address and business telephone number of the Company are set forth in Item 1 above.

This Statement relates to the offer by Wattenberg Acquisition Corporation, a Nevada corporation (“Sub”), a wholly owned subsidiary of Petroleum Development Corporation, a Nevada corporation (“PDC”), to purchase all of the issued and outstanding Shares at a price of $1.91 per share (such price per share, or the highest price paid in the Offer, the “Offer Price”), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in Sub’s Offer to Purchase, dated November 3, 2006 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). The Offer is further described in a Tender Offer Statement on Schedule TO (as amended from time to time, the “Schedule TO”) filed by PDC and Sub with the Securities and Exchange Commission on November 3, 2006. The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to this Statement and are incorporated into this Statement by reference.

The Offer is being made pursuant to and subject to the terms of a Tender Offer Agreement dated as of October 19, 2006 (the “Tender Offer Agreement”) among PDC, Sub and the Company. The Offer is conditioned upon, among other things, there being no Material Adverse Effect (as defined in the Tender Offer Agreement) with respect to Unioil and that Charles E. Ayers, Jr., Chairman, CEO and President of the Company, and certain members of his family (together, the “Principal Stockholders”), having tendered their Shares in accordance with the terms of a Stockholder Tender Agreement dated October 19, 2006 (the “Stockholder Tender Agreement”) among PDC and the Principal Stockholders.

The Tender Offer Agreement provides, among other things, that, after the successful consummation of the Offer and subject to certain conditions, Sub will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation (the “Surviving Corporation”), which will be wholly owned by PDC. Pursuant to the Tender Offer Agreement, at the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than Shares that are held by the Company as treasury stock or owned by the Company, PDC, Sub or any other subsidiary of PDC, and other than Shares that are held by stockholders of Unioil, if any, who properly exercise their dissenters’ rights under Nevada law), will be converted into the right to receive the Offer Price, in cash, without interest thereon. A copy of the Tender Offer Agreement is filed as Exhibit (e)(1) to this Statement and is incorporated into this Statement by reference.

The principal offices of PDC and Sub are located at 103 East Main Street, Bridgeport, West Virginia 26330.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Certain Arrangements Between the Company and Its Executive Officers, Directors and Affiliates

In considering the recommendation of the board of directors of Unioil (the “Board”) set forth in Item 4 below, and the fairness of the consideration to be received by Unioil’s stockholders in the Offer and the Merger,

Unioil’s stockholders should be aware that certain members of Unioil’s management and certain members of the Board have interests in the Offer and the Merger which are described or incorporated by reference herein and which may present them with certain potential conflicts of interest. The Board was aware of these potential conflicts of interest and considered them along with the other factors described in Item 4 below.

Proposed Bonuses to Certain Employees and Independent Contractors

The Tender Offer Agreement permits the Company to pay up to $1,103,000 in transaction expenses and bonuses to non-stockholder employees, advisors and independent contractors. The Board has not yet determined the amount or allocation of such bonuses, and the Company’s transaction expenses are not yet final. However, the payment of the bonuses and transaction expenses will not affect the price paid for Shares in the Offer or Merger.

Indemnification of Executive Officers and Directors

The Tender Offer Agreement provides that, following completion of the Offer, the Surviving Corporation will indemnify and advance expenses to the current directors and officers of the Company to the fullest extent permitted under the Nevada General Corporation Law (“NGCL”) in connection with any claims or proceedings brought against them in such capacities.

Transactions with PDC

The Company entered into a Letter of Intent dated August 29, 2006 with PDC (the “Letter of Intent”). The Letter of Intent has been superseded by the Tender Offer Agreement described below.

Tender Offer Agreement

The summary of the Tender Offer Agreement and the description of the conditions to the Offer are contained in Section 11 of the Offer to Purchase, entitled “The Tender Offer Agreement; Other Arrangements,” which section is incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Tender Offer Agreement, which is filed as Exhibit (e)(1) to this Statement and is incorporated into this Statement by reference.

Stockholder Tender Agreement

A summary of the material terms of the Stockholder Tender Agreement is contained in Section 11 of the Offer to Purchase, entitled “The Tender Offer Agreement; Other Arrangements,” and is incorporated into this Statement by reference. The summary is qualified in its entirety by reference to the Stockholder Tender Agreement, which is filed as Exhibit (e)(2) to this Statement and is incorporated into this Statement by reference.

Other Agreements

Except as set forth in this Item 3 or as incorporated by reference herein, to the knowledge of Unioil, as of the date hereof, there are no material agreements, arrangements or understandings between Unioil or its affiliates and (i) Unioil’s executive officers, directors or affiliates or (ii) PDC, Sub or their respective executive officers, directors or affiliates.

Item 4. The Solicitation or Recommendation.

Solicitation/Recommendation

As described below, the Board unanimously approved, adopted and declared advisable the Tender Offer Agreement, the Offer, the Merger and the other transactions contemplated by the Tender Offer Agreement, and unanimously determined that the terms of the Offer, the Merger and the other transactions contemplated by the

Tender Offer Agreement are fair to, and in the best interests of, Unioil and its stockholders. The Board unanimously recommends that Unioil’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

A letter to Unioil’s stockholders communicating the Board’s recommendation and a press release announcing the execution of the Tender Offer Agreement are filed as Exhibits (a)(2) and (a)(5) to this Statement, respectively, and are incorporated into this Statement by reference.

Background of the Transaction

Set forth below is a summary of certain events that led to the Offer.

From mid-2005, Unioil began pursuing a strategy of increasing exploitation and development activities on its properties, in particular through the refracturing of wells. It began to investigate the possibility of obtaining bank or other financing and/or entering into a joint venture agreement with another oil and gas company or other party in order to further its exploitation and development projects.

In July 2006, Charles E. Ayers, Jr., Unioil’s Chairman, CEO, President and principal stockholder, received an unsolicited offer from a large independent oil and gas company (“Purchaser A”) with operations in the Denver-Julesburg Basin, where Unioil’s principal properties are located. The offer was to purchase from Unioil oil and gas wells and leases located primarily in Weld and Larimer Counties, Colorado for the sum of approximately $12.2 million in cash, subject to a possible downward adjustment for any alleged or perceived title defects or environmental problems discovered by Purchaser A in its due diligence review. The properties Purchaser A offered to buy constituted substantially all of Unioil’s assets. Negotiations to increase the base price were unsuccessful except that Purchaser A did offer to reimburse Unioil for at least a portion of certain costs that it had recently incurred in the refracturing or reworking of certain wells.

In July and August 2006, during the course of Unioil’s negotiations with Purchaser A, Unioil began discussions with a private equity group (“Purchaser B”). These discussions initially related to a potential financing transaction in which Purchaser B would finance part of Unioil’s exploitation and development program. The interest rate applicable to borrowings in this transaction would have been in the range of 14-15%. On or about August 4, 2006, Mr. Ayers received from Purchaser B a non-binding “letter of interest” expressing interest in acquiring “100% of the equity” of Unioil for $15.0 million in cash. Purchaser B subsequently raised its offer to $16.0 million. Because Purchaser B was not an operating company, it would have had to assemble a management and operating team in order to complete the transaction and operate the acquired assets. For this reason, Unioil management believed that the transaction proposed by Purchaser B would likely be subject to a greater degree of uncertainty and delay than would a transaction with a purchaser with active oil and gas operations. No letter of intent was ever signed with respect to the transaction proposed by Purchaser B.

On or about August 21, 2006, James Wason, Parent’s Director of Land, contacted Mr. Ayers to inquire whether Unioil would be willing to sell its principal properties. Mr. Ayers indicated that Unioil was considering a sale of the properties. Parent has for several years pursued a strategy of expanding its presence in the vicinity of those properties.

On August 24, 2006, Mr. Wason and Thomas Riley, President of Parent, met with Mr. Ayers at his office in Richmond, Virginia to discuss the terms of a potential sale. During these discussions Mr. Ayers indicated that he would, subject to the negotiation of an acceptable definitive agreement, support a sale by Unioil of the properties for $15.0 million in cash.

On August 29, 2006, Parent and Unioil executed a letter of intent relating to a potential sale of the properties for cash in the amount of $15.0 million, plus a possible upward adjustment relating to unrecovered costs associated with certain restimulated wells. The letter of intent provided that the closing of the sale would be subject to, among other things, the execution of a definitive agreement relating to the sale. The letter of intent also contemplated that Parent would conduct due diligence with respect to the properties. The letter of intent provided that the parties would work towards a target closing date of October 15, 2006, and that Unioil would not enter into negotiations with any other party with respect to a potential sale of the properties prior to that date.

On September 7, 2006, Mr. Riley contacted Mr. Ayers to discuss the possibility of restructuring the transaction as a stock purchase. Mr. Ayers indicated that he was amenable to a stock purchase structure if Parent would agree to increase the purchase price to reflect the fact that Parent would be acquiring all of Unioil’s assets. After this meeting, Mr. Riley, Mr. Wason and Deward Gerdom, Parent’s Vice President of Exploration, had a series of discussions with Parent’s counsel to discuss the stock purchase structure. Parent’s initial view was that the most expeditious way for it to obtain control of Unioil would be for it to buy the Unioil stock held by Mr. Ayers and his family in an individually-negotiated transaction rather than a tender offer or merger. Parent’s counsel drafted a stock purchase agreement to reflect that structure. Parent, its counsel and its outside auditor also commenced a review of, among other things, Unioil’s filings with the SEC, certain of its tax attributes, its capitalization and governance and other matters.

On September 12, 2006, Mr. Ayers wrote to Mr. Riley suggesting that the transaction be structured as a tender offer by Parent, and setting forth a preliminary analysis of the increase in the purchase price that he felt would be appropriate. He did not at that time propose a specific purchase price.

On September 15, 2006, Parent’s counsel circulated to Mr. Ayers and Unioil’s counsel the draft stock purchase agreement. Parent and its counsel also continued to analyze issues relating to the transaction structure, in particular whether a stock purchase transaction would enable Parent to use certain net operating losses of Unioil’s to reduce future tax payments and the means by which Parent would ultimately become the owner of 100% of Unioil’s stock.

Mr. Ayers wrote a letter to Mr. Riley on September 18, 2006, indicating his dissatisfaction with the draft stock purchase agreement sent by Parent’s counsel. Among other things, Mr. Ayers objected to the fact that the agreement called for Unioil to create what he felt were excessively detailed disclosure schedules, and stating that it would be difficult to close the transaction by October 15. In the letter, he also provided more detail regarding his analysis of the purchase price. Although he did not specify a purchase price that he would view as sufficient, he indicated that such a price would be in excess of $16.0 million. He also indicated that he intended to pay special bonuses to Jaime Hood, Unioil’s sole employee, and certain independent contractors and advisors in connection with any sale transaction.

During the week of September 18, 2006, Parent and its counsel revisited the question of transaction structure, and decided to investigate the possibility of a merger in which Unioil would be merged into a newly-formed subsidiary of Parent. After Parent’s counsel discussed the issue with Unioil’s counsel, Mr. Ayers wrote a letter to Mr. Riley reiterating his view that a tender offer would be preferable. Parent decided not to continue to pursue a merger, but continued to believe that an individually-negotiated stock purchase structure would be preferable to a tender offer.

On September 25, 2006, Mr. Wason sent a revised draft of the stock purchase agreement to Mr. Ayers.

During the week of October 2, 2006, Mr. Wason and Mr. Gerdom had a series of conversations with Mr. Ayers regarding the purchase price, and the parties reached a preliminary agreement that the price would be $1.85 per Share. They also continued to discuss the issue of whether the transaction should be structured as a stock purchase or a tender offer.

Mr. Wason, counsel for Parent, counsel for Unioil and Mr. Ayers (by telephone) met on October 4, 2006 to discuss the transaction structure. It was agreed at the meeting that the transaction would be structured as a tender offer followed by a second-step merger pursuant to which Unioil would be merged into a newly-formed subsidiary of Parent. It was further agreed that Mr. Ayers and members of his immediate family (the “Principal Stockholders”) would enter into an agreement with Parent pursuant to which they would agree to tender their shares in the tender offer. Parent’s counsel circulated a draft of the Tender Offer Agreement on October 6, 2006 and a draft of the Stockholder Tender Agreement on October 9, 2006.

During the week of October 9, 2006, the parties negotiated the terms of the Tender Offer Agreement and the Stockholder Tender Agreement, in particular with respect to the extent of Unioil’s representations and warranties in the Tender Offer Agreement, the purchase price and amount of the bonuses to be paid to Unioil’s employee and certain of its independent contractors. Substantial agreement on the terms of the agreements other than the purchase price and the bonus amount was reached on October 17, 2006. On October 18, 2006, Parent agreed to Unioil’s request to raise the purchase price to $1.91 per Share, or approximately $18.2 million in the aggregate, and approved Unioil’s proposed bonus amount. On the same date, the boards of directors of Parent and Sub approved the transaction. The Board approved the transaction on October 19, 2006, and the parties executed the Tender Offer Agreement and the Stockholder Tender Agreement later that day.

PDC issued a press release announcing the execution of the Tender Offer Agreement and the Stockholder Tender Agreement on October 20, 2006. Sub commenced the Offer on November 3, 2006.

Reasons for the Recommendation

As set forth in the section entitled “Background of the Transaction” above in this Item 4, during the course of its discussions with PDC and its deliberations concerning the strategic direction of the Company, the Board consulted extensively with its business consultants and legal advisors. The entire Board, with the participation of representatives of its business consultants and legal advisors, reviewed the Tender Offer Agreement and the transactions contemplated by the Tender Offer Agreement, including the Offer and the Merger. The Board also reviewed and considered various financial projections prepared by the Company’s senior management and business consultants, as well as geological and other reports regarding the Company’s oil and gas properties. The Board, in the course of its deliberations, also reviewed with its business consultants and legal advisors and Unioil’s management a number of factors relevant to the transaction, including the factors mentioned in the section entitled “Background of the Transaction” above and those set forth below, and considered these factors before reaching its decision to approve the Tender Offer Agreement and the transactions contemplated by the Tender Offer Agreement, including the Offer and the Merger. The Board’s conclusions reached with respect to each of these factors supported its (i) approval, adoption and declaration of the advisability of the Tender Offer Agreement, the Offer, the Merger and the other transactions contemplated by the Tender Offer Agreement, (ii) determination that the terms of the Offer, the Merger and the other transactions contemplated by the Tender Offer Agreement are fair to, and in the best interests of, Unioil and its stockholders and (iii) recommendation that Unioil’s stockholders accept the Offer and tender their Shares in the Offer and, if applicable, approve and adopt the Merger.

The Board considered the following additional factors in connection with its review and analysis of the transactions proposed by PDC:

(1) The potential stockholder value that could be expected to be generated from strategic alternatives to a sale of the Company to PDC. This factor included the prospect of continuing to maintain Unioil as an independent, publicly held corporation and not engaging in any extraordinary transaction, as well as the prospect of engaging in extraordinary transactions with other parties. The Board’s determination that it was unlikely that a third party would offer a more compelling alternative than PDC’s proposed transaction included assessments with respect to a number of considerations including:

•	the absence of candidates that either would be interested in being acquired by Unioil or the acquisition of which would likely result in synergies and opportunities that would enhance stockholder value beyond the $1.91 price per Share to be received by holders of Shares in both the Offer and the Merger;

•	the limited number of potential acquirers in the Company’s industry with both the financial resources required to consummate an acquisition of Unioil and the prospects of benefiting from an acquisition of the Company to the degree that they would be willing to pay more for the Shares than is provided for in the Offer and the Merger;

•	the potential harm to the Company’s business of engaging in discussions with a party that did not present a significant likelihood of achieving a successful transaction; and

•	the fact that Unioil had discussed possible business combinations with other parties in the past, but none of such discussions had led to any expression of serious interest in pursuing such a transaction at a valuation that approached $1.91 per Share.

(2) Unioil’s business, financial condition, results of operations, assets, liabilities, business strategy and prospects, as well as various uncertainties associated with these prospects. Specifically, the Board considered:

•	the long-range projections of Unioil’s management and various risks inherent in achieving those projections;

•	the record high oil prices currently benefiting Unioil and the impact of future price fluctuations;

•	the need for large capital improvement expenditures to refracture and improve Unioil’s production properties in order to maintain or increase production from them; and

•	the greater financial resources of some of Unioil’s competitors that could create competitive disadvantages to Unioil.

(3) The likelihood that, in the Board’s view, conducting an extensive public auction process before selling Unioil (a) would risk the loss of the opportunity to effect an extraordinary transaction with PDC or to do so on terms as favorable as those contemplated by the Tender Offer Agreement and (b) would be detrimental to Unioil by significantly disrupting its existing operations.

(4) The fact that, if the Board declined to pursue PDC’s indication of interest at the time, there was no assurance that there would be another opportunity for Unioil stockholders to receive from PDC or any other person as significant a premium for their shares as that contemplated by the Tender Offer Agreement, including if PDC were in the future no longer interested in an acquisition of Unioil due to changes in its own business or business objectives, or changes in commodity prices affecting PDC’s economic valuation of Unioil’s oil and gas properties.

(5) The Board’s belief that it had obtained the highest price per Share that PDC was willing to pay after considering, among other things, the strategic importance of a transaction to PDC and the potential value to PDC of the synergies that a business combination between Unioil and PDC offered.

(6) The fact that the $1.91 per Share price to be received by Unioil’s stockholders in both the Offer and the Merger represented: (a) a premium of approximately 324% over the $0.45 closing price of Shares for the last reported trades before the public announcement by PDC and Unioil of the proposed transaction between Unioil and PDC; (b) a premium of approximately 324% over the $0.45 closing price of Shares approximately one week before the public announcement of the proposed transaction between Unioil and PDC; (c) a premium of approximately 402% over the $0.38 closing price of Shares on September 19, 2006, approximately one month before the public announcement of the proposed transaction between Unioil and PDC; and (d) a premium of approximately 1,173% over the $0.15 closing price of Shares on May 11, 2006, the date in the most recent 52 weeks on which the Shares had their lowest closing price.

(7) The lack of any required approval by PDC’s stockholders to complete the Offer, and the belief that PDC has the available resources, ability and desire to complete the Offer and Merger in a timely manner.

(8) The fact that the Tender Offer Agreement was the product of arm’s-length negotiations between Unioil and its advisors, on the one hand, and PDC and its advisors, on the other.

(9) The fact that the consideration to be received by Unioil’s stockholders in the Offer and the Merger would be payable in cash and the certainty of value of that cash consideration compared to any non-cash consideration that might be offered by an alternative party.

(10) The recommendation of Charles E. Ayers, Jr., taken in light of his stock ownership and that of the other Principal Stockholders and their desire to enter into the Stockholder Tender Agreement.

(11) The fact that the Tender Offer Agreement provides for a cash tender offer for all of the Shares to be followed by the Merger in which all Shares not tendered would be converted into a right to receive the same consideration, thereby enabling all of Unioil’s stockholders to obtain the benefits of the transaction in exchange for their Shares.

(12) The financial and other terms and conditions of the Tender Offer Agreement including, but not limited to, the fact that the terms of the Tender Offer Agreement do not preclude other third parties from making written unsolicited proposals after execution of the Tender Offer Agreement.

(13) The fact that dissenters’ rights are available under the NGCL in the Merger. See Section 17 of the Offer to Purchase titled “Dissenters’ Rights.”

In addition, the Board believes that sufficient procedural safeguards were and are present to ensure the fairness of the Tender Offer Agreement and the transactions contemplated by the Tender Offer Agreement, including the Offer and the subsequent Merger, to Unioil’s stockholders, including the following:

•	the Board retained and received advice from the Company’s outside legal counsel, Lathrop & Gage L.C.; and

•	the Principal Stockholders are not receiving any employment, consulting, noncompete or other consideration from PDC or Sub, are not receiving bonuses or other compensation from the Company in connection with the Offer and the Merger, and will otherwise participate in the Offer on the same terms as all other stockholders of the Company.

In view of the wide variety of factors considered in connection with its evaluation of the Tender Offer Agreement and the transactions contemplated by the Tender Offer Agreement, including the Offer and Merger, and the complexity of these matters, the Board did not find it practicable to and did not attempt to quantify, rank or otherwise assign relative weights to the factors considered in connection with its determination. In addition, the Board did not undertake to make any specific determination as to whether any particular factor was essential to its ultimate determination, but rather the Board conducted an overall analysis of the factors described above, including, in some cases, through discussions with its business consultants and legal advisors. In considering the factors described above, individual members of the Board may have given different weight to different factors or reached different conclusions as to whether a specific factor weighed in favor of or against approving the Tender Offer Agreement with PDC and Sub and the transactions contemplated by the Tender Offer Agreement, including the Offer and the Merger. After taking into account all of the factors described above, the Board unanimously approved, adopted and declared advisable the Tender Offer Agreement, the Offer, the Merger and the other transactions contemplated by the Tender Offer Agreement, determined that the terms of the Offer, the Merger and the other transactions contemplated by the Tender Offer Agreement are fair to, and in the best interests of, Unioil and its stockholders, and recommended that Unioil’s stockholders accept the Offer and tender their Shares pursuant to the Offer and, if applicable, approve the Merger.

Intent to Tender

The Principal Stockholders intend to tender 7,801,939 Shares, representing approximately 81.8% of the outstanding Shares, in the Offer in accordance with their obligations under the Stockholder Tender Agreement. To the Company’s knowledge after due inquiry, Jesse L. Barber, Director of the Company, also intends to tender 45,250 Shares in the Offer.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

Neither the Company nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to the Company’s stockholders on its behalf with respect to the Offer or the Merger.

Item 6. Interest in Securities of the Subject Company.

On or about September 28, 2006, Charles E. Ayers, Jr. acquired a total of 1,300,212 Shares from D. David Cohen with consideration from Mr. Ayers for those shares consisting of accepting those shares as satisfaction of a loan in the principal amount of $455,000 made by Mr. Ayers to Mr. Cohen to purchase those shares on or about June 29, 2006. The loan from Mr. Ayers to Mr. Cohen is described in, and the relevant Promissory Note is attached to, the Schedule 13D filed with the SEC on July 25, 2006 by Mr. Cohen.

Except as described in this Statement, no transactions in the Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company.

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer or subsequent Merger that relate to or would result in: (a) a tender offer for or other acquisition of Shares by the Company or any other person, (b) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company, (c) any purchase, sale or transfer of a material amount of assets of the Company or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth in this Statement, there are no transactions, resolutions of the Board, agreements in principle or signed agreements in response to the Offer or subsequent Merger that relate to or would result in one or more of the events referred to in the preceding paragraph.

Item 8. Additional Information.

Legal Matters

A summary of the corporate procedures and dissenters’ rights, if any, applicable to the Offer and the Merger are contained in Sections 16 and 17 of the Offer to Purchase (which is being mailed to the Company’s stockholders together with this Statement), which sections are incorporated herein by reference.

Effect of the Offer on the Market for the Shares, Stock Market Listing and Exchange Act Registration

The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the public.

Promptly upon completion of the Merger, PDC currently intends to cause the Company to apply for termination of registration of the Shares under the Exchange Act.

Designation of Persons to be Elected to the Board

The Information Statement attached hereto as Annex A is being furnished to the Company’s stockholders in connection with the possible designation by Sub, pursuant to the Tender Offer Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company’s stockholders, and such information is incorporated into this Statement by reference.

Item 9. Exhibits.

The information contained in all of the exhibits referred to in Item 9 below is incorporated into this Statement by reference.

(a)(1)(i)	Offer to Purchase, dated November 3, 2006 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO of Sub and PDC filed on November 3, 2006).

(a)(1)(ii)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a) (1)(ii) to the Schedule TO of Sub and PDC filed on November 3, 2006).

(a)(2)	Chairman, Chief Executive Officer and President’s Letter to Stockholders of Unioil, dated November 3, 2006.

(a)(3)	None

(a)(4)	None

(a)(5)	Press Release dated October 20, 2006 (incorporated by reference to Exhibit (a)(1) to the Schedule 14D-9 filed by Unioil on October 20, 2006).

(e)(1)	Tender Offer Agreement, dated as of October 19, 2006, among PDC, Sub and Unioil (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Unioil on October 25, 2006).

(e)(2)	Stockholder Tender Agreement, dated as of October 19, 2006, between PDC, and the Principal Stockholders (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Unioil on October 25, 2006).

(e)(3)	Information Statement of Unioil (included as Annex A to this Statement).

(g)	None.

WHERE YOU CAN FIND MORE INFORMATION

PDC and Unioil file annual, quarterly and special reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy this information at the SEC reading room or obtain copies of this information by mail at prescribed rates at:

Public Reference Room

100 F Street, N.E.

Washington, D.C. 20549

The SEC also maintains an Internet worldwide website that contains reports, proxy statements and other information about PDC and Unioil, who file electronically with the SEC. The address of that site is http://www.sec.gov.

The SEC allows Unioil to “incorporate by reference” into this Statement, which means that Unioil can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Statement, except for any information superseded by information contained directly in this Statement.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

UNIOIL

By:	/s/ CHARLES E. AYERS, JR.
Name: Title:	Charles E. Ayers, Jr. Chairman, CEO and President

Dated: November 3, 2006

ANNEX A

UNIOIL

3817 Carson Avenue

Evans, Colorado 80620

INFORMATION STATEMENT PURSUANT TO

SECTION 14(F) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

General

This Information Statement is being mailed on or about November 3, 2006 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of Unioil, a Nevada corporation (“Unioil” or the “Company”). You are receiving this Information Statement in connection with the possible election of persons designated by Petroleum Development Corporation, a Nevada corporation (“PDC”), to the Board of Directors of Unioil (the “Board”).

On October 19, 2006, Unioil entered into a Tender Offer Agreement (the “Tender Offer Agreement”) with PDC, Wattenberg Acquisition Corporation, a Nevada corporation (“Sub”) that is a wholly owned subsidiary of PDC, pursuant to which Sub has commenced an offer to purchase each outstanding share of common stock, par value $0.01 per share of Unioil (the “Shares”) at a price of $1.91 per Share (such price per Share, the “Offer Price”), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in Sub’s Offer to Purchase, dated November 3, 2006 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of Unioil and are filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the “Schedule TO”) filed by PDC and Sub with the Securities and Exchange Commission (the “SEC”) on November 3, 2006.

The Tender Offer Agreement provides that, among other things, as soon as practicable following completion of the Offer and the satisfaction or waiver of the other conditions set forth in the Offer and the satisfaction or waiver of the other conditions set forth in the Tender Offer Agreement, and in accordance with the Nevada General Corporation Law (the “NGCL”), Sub will be merged with and into Unioil, with Unioil surviving the merger as a wholly owned subsidiary of PDC (the “Merger”). At the effective time of the Merger (the “Effective Time”), each outstanding Share (other than Shares owned by the Company, Parent, Sub, or Unioil stockholders who properly assert dissenters’ rights) will be converted into the right to receive the Offer Price, in cash, without interest thereon.

The Offer, the Merger and the Tender Offer Agreement are more fully described in the Schedule 14D-9, to which this Information Statement forms Annex A, which was filed by Unioil with the SEC on November 3, 2006 and which is being mailed to stockholders of Unioil along with this Information Statement.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. Information set forth herein relating to PDC, Sub or the PDC Designees (as defined below) has been provided by PDC. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

Sub commenced the Offer on November 3, 2006. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on December 4, 2006, unless Sub extends it.

THE PDC DESIGNEES

The Tender Offer Agreement provides that, upon the acceptance for payment of the Shares to be purchased pursuant to the Offer, PDC will be entitled to designate (the “PDC Designees”) persons to serve on Unioil’s Board of Directors. The Tender Offer Agreement provides that, subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, Unioil will take all necessary actions to cause the PDC Designees to be so elected and to procure resignations from the existing Unioil directors.

The PDC Designees will be selected by PDC from among the directors and executive officers of Sub and executive officers of PDC listed in Schedule I of the Offer to Purchase. Each of the directors and executive officers of Sub and executive officers of PDC listed in Schedule I of the Offer to Purchase has consented to serve as a director of Unioil if appointed or elected. None of the potential PDC Designees currently is a director of, or holds any positions with, Unioil. PDC has advised Unioil that, to the best of PDC’s knowledge, none of the potential PDC Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of Unioil, nor has any such person been involved in any transaction with Unioil or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC other than with respect to transactions between PDC and Unioil that have been described in the Schedule TO or the Schedule 14D-9.

PDC has informed Unioil that none of the potential PDC Designees has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The name, age, present principal occupation or employment and five-year employment history of each of the individuals who may be selected as PDC Designees is set forth in Schedule I of the Offer to Purchase. Each potential PDC Designee is a citizen of the United States. Unless otherwise noted, the business address for each potential PDC Designee is c/o Petroleum Development Corporation, 103 East Main Street, Bridgeport, West Virginia 26330.

INFORMATION CONCERNING THE SHARES

Each Share entitles the holder to one vote. As of October 31, 2006, there were 9,541,469 Shares issued and outstanding.

INFORMATION REGARDING SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

(a) Security Ownership of Certain Beneficial Owners.

The following table sets forth the names, addresses and security ownership as of October 31, 2006, of all persons known to the Company to be the beneficial owner of or to have a beneficial interest in more than 5.0% of the Company’s voting stock. The information presented adjusts the number of shares for each owner to reflect the one-for-ten reverse stock split effective December 29, 2005. The percentage of total shares owned was not changed by the reverse stock split.

Name/Address of Beneficial Owner	Positions With the Company	Amount and Nature of Beneficial Ownership	Percent Of Class
Charles E. Ayers, Jr. 710 N. Hamilton St. Richmond, VA 23230	Chairman, Chief Executive Officer and President	7,801,939 Shares¹	81.8%

¹	The figure shown includes an aggregate of 949,956 Shares held of record by four members of Mr. Ayers’ immediate family, each of whom held 237,489 Shares.

(b) Security Ownership of Management.

The following table indicates the stock ownership as of October 31, 2006, of the persons who, at that date, served as the Company’s directors and named executive officers, as well as of all officers and directors as a group. The information presented adjusts the number of shares for each owner to reflect the one-for-ten reverse stock split effective December 29, 2005. The percentage of total shares owned was not changed by the reverse stock split.

Name/Address of Beneficial Owner	Positions With the Company	Amount and Nature of Beneficial Ownership	Percent Of Class
Charles E. Ayers, Jr.	Chairman, Chief Executive Officer and President	7,801,939 Shares¹	81.8%
Jesse L. Barber	Director	45,250 Shares	0.5%
All officers and directors as a group		7,847,189 Shares	82.2%

¹	The figure shown includes an aggregate of 949,956 Shares of common stock held of record by four members of Mr. Ayers’ immediate family, each of whom held 237,489 Shares.

(c) Changes in control.

Except as set forth in this Statement with respect to the Offer and the Merger, the Company is not aware of any arrangements that might result in a change in control of the Company.

INFORMATION CONCERNING CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF UNIOIL

The Board is presently composed of two members. No executive officers of Unioil have employment contracts, and the executive officers serve at the pleasure of the Board.

The following list sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each director and executive officer of Unioil. Unless otherwise indicated, each such person is a citizen of the United States and the business address of such person is c/o Unioil, 3817 Carson Avenue, Evans, Colorado 80620. There are no family relationships between any director or executive officer and any other director or executive officer of Unioil.

Charles E. Ayers, Jr. is Chairman, Chief Executive Officer and President of the Company. Mr. Ayers has been engaged in the practice of law since 1974. He attended Virginia Polytechnic Institute and State University and Virginia Commonwealth University where he received a B.S. in accounting in 1971. Mr. Ayers received his Juris Doctorate from the University of Richmond in 1974. He was counsel to the Senate Finance and Rules Committees, 1974 Session, of the Virginia Legislature, and is a member of the Richmond and American Bar Associations; Virginia State Bar and Federal Bar; and the Virginia Trial Lawyers Association. He was an officer in the United States Army from 1966 to 1969 serving one tour of duty in Vietnam. In 1982 he founded the law firm that is now known as Ayers & Stolte, P.C.

Jamie Hood has approximately 20 years of experience in the oil and gas industry. She has been employed by the Company since 1989 initially as its office manager and, during 2005 and currently, as the Secretary/Treasurer of the Company and as manager of the day-to-day operations of the Company.

Jesse L. Barber is a director of the Company. Mr. Barber is the owner of Barber Construction Company, a commercial contractor that has been operating in the Richmond, Virginia area for over 40 years. He was educated at Elon College and North Carolina State University. He is a World War II veteran who served in the Pacific.

The Company does not have a standing Audit, Nominating or Compensation Committee or committees performing similar functions. The Board of Directors as a whole fulfils such functions and believes it is appropriate given the nature of the Company’s business. As there are no such committees, the Company does not have charters for such committees. The Board does not have a policy for considering director candidates recommended by security holders, and believes it is appropriate given the nature of the Company’s business. Security holders who wish to submit nominees to the Board may do so in writing to the Company’s principal office to the attention of the Company’s Secretary.

Except as disclosed in the Company’s most recent annual report on Form 10KSB, the Company is not aware of any indebtedness or other transactions in which the amount involved exceeds $60,000 between the Company and any officer, director, nominee for director, or 5.0% or greater beneficial owner of Shares or an immediate family member of such person; nor is the Company aware of any relationship in which a director or nominee for director of the Company was also an officer, director, nominee for director, greater than 10% equity owner, partner, or member of any firm or other entity which received from or paid the Company, for property or services, amounts exceeding 5.0% of the gross annual revenues or total assets of the Company or such other firm or entity.

The Company is not aware of any transactions in its outstanding securities by or on behalf of any director, executive officer or ten percent holder, or other events occurring during the fiscal year ended December 31, 2005, which would require the filing of any report pursuant to Section 16(a), that was not filed with the Company.

INFORMATION CONCERNING COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS OF UNIOIL

Charles E. Ayers, Jr. is the Company’s Chairman, Chief Executive Officer, President and Chief Financial Officer. Mr. Ayers was compensated in the amount of $60,000 in 2005 for his duties performed as Chairman of the Board.

Mr. Barber was compensated in the amount of $6,000 in 2005 for his duties performed as a Director.

Of the Company’s other present officers or directors, only Jamie Hood was employed by the Company and received any salary or wage for services rendered during 2005, 2004 and 2003. She did not receive annual compensation in excess of $100,000 in any of these years.

There are no ongoing plans or arrangements, such as stock option plans, pension plans or deferred compensation plans, pursuant to which compensation is paid or proposed to be paid in the future, to any of the officers and directors of the Company.